Exhibit 22

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604) 685-8677

March 3, 2000	CDNX Symbol: UVI

NEWS RELEASE

Unilens Vision Inc., (the “Company”), is pleased to announce that it’s wholly owned subsidiary, Unilens Corp., USA, has acquired from BioCompatibles Eyecare Inc. (“BioCompatibles”) certain assets as described herein in connection with BioCompatibles’ Lombart Lenses business. BioCompatibles is a Norfolk, Virginia based optical and biotechnology Company. The Company estimates that this acquisition will generate approximately US $1,000,000 in additional annual revenue for the Company. The purchase price is approximately US $176,000 for the assets acquired to be paid in various installments over the next 12 months. The assets acquired consist of selected fixed assets, raw materials, accounts receivable, and other various assets, including regulatory approvals for certain products. Furthermore, the Company has agreed to take possession of a limited amount of consignment inventory which, if sold to customers over the next 2 years, will be purchased by the Company from BioCompatibles at contractual rates.

Al Vitale, the Company’s President and CEO stated, “We are excited about the opportunities afforded by the acquisition of the Lombart Lens business. Unilens is committed to maintaining the high level of product quality and service Lombart has always provided to it’s customers.”

Unilens will manufacturer and distribute the Lombart product lines from it’s Largo, Florida manufacturing facility. The Company will distribute the products worldwide to qualified practitioners through a combination of authorized independent distributors and manufacturers’ representatives.

On Behalf of the Board of Directors

of Unilens Vision Inc.

signed “William S. Harper”

William S. Harper

Secretary

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.